

March 5, 2021

Harry Simeonidis
Chief Executive Officer and President
GBS Inc.
708 Third Avenue, 6th Floor
New York, NY 10017

> **Re: GBS Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 16, 2021**
> **File No. 333-252277**

Dear Mr. Simeonidis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Results of Operations, page 34

1. We note your revised disclosure in response to our prior comment. In addition to the interim periods, please revise your disclosure to include a discussion of the Company's results of operations covering the full fiscal years presented in your financial statements. Refer to Instruction 1 to Item 303(b) of Regulation S-K for guidance.

　　　　You may contact Deanna Virginio at (202) 551-4530 or Joe McCann at (202) 551- 6262 with any questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　　Alec F. Orudjev, Esq.